

Mail Stop 4631

April 7, 2011

via U.S. mail and facsimile

Gregory S. Skinner, CFO
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025

       RE: **Landec Corporation**
              Form 10-K for the Fiscal Year Ended May 30, 2010
              Filed August 13, 2010
              Forms 10-Q for the Fiscal Quarters Ended August 29, 2010 and
              November 28, 2010
              Form 8-K Filed February 18, 2011
              File No. 0-27446

Dear Mr. Skinner:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief